Magen Financial LLC

Statement of Financial Condition

Including Report of Independent Registered Public Accounting Firm

December 31, 2025

Magen Financial LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

CONTENTS



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Magen Financial LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Magen Financial LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Magen Financial LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Magen Financial LLC's management. Our responsibility is to express an opinion on Magen Financial LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Magen Financial LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Magen Financial LLC's auditor since 2024.
New York, New York
April 21, 2026

Magen Financial LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

<u>ASSETS</u>

Cash and cash equivalents	$ 6,251,506
Restricted cash	8,000,000
Accounts receivable	14,154,661
Employee advances	2,425,931
Investments	50,000
Property, equipment and software, net	172,223
Prepaid expenses and other assets	452
TOTAL ASSETS	$ 31,054,773

<u>LIABILITIES AND MEMBER'S EQUITY</u>

LIABILITIES	
Accounts payable	$ 673,849
Loan	4,880,498
Accrued compensation	13,306,140
TOTAL LIABILITIES	18,860,487
MEMBER'S EQUITY	12,194,286
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 31,054,773

The accompanying notes are an integral part of this financial statement.

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Magen Financial LLC (the "Company") was formed on July 16, 2019, pursuant to the laws of the State of Delaware and approved as a broker - dealer by Financial Industry Regulatory Authority, Inc. ("FINRA") on August 10, 2020. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the FINRA. The Company is also a member of the National Futures Association ("NFA") which is regulated by the Commodities Futures Trading Commission ("CFTC"). Magen Financial, LLC is a wholly owned subsidiary of Hyber Holdings LLC (the "Parent"). The Company engages in interdealer brokerage in the equity derivative markets, introducing clients to each other in return for a commission.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Cash and Cash Equivalent

The Company maintains a bank account with two major financial institutions. The Company's cash balance may at times exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limit of $250,000. As of December 31, 2025 the cash balance of $6,251,506 of which $5,780,488 was in excess of the amount insured by the FDIC. The Company has defined cash equivalents as highly liquid investments with original maturities of less than three months. Company has not experienced any losses in cash and believes it is not exposed to significant credit risk.

Restricted Cash

The restricted cash represents cash held in a segregated account pursuant to a collateral agreement and is pledged as collateral to secure a loan.

Accounts Receivable

Accounts receivable is stated at the amount billed to customers, net of an allowance for expected credit losses. ASC Topic 326 Financial Instruments – Credit Losses ("ASC 326") impacts the realization for certain assets by requiring an expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. The allowance is based on Management's estimate of the amount of receivables that will actually be collected. The Company has concluded that there de minimis expected credit losses based on the nature and contractual life or expected life of the receivables and immaterial historic and expected losses. Accounts receivable balances at December 31, 2024, and December 31, 2025, were $11,621,072 and $14,154,661, respectively.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company is a single member limited liability company. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

has not provided for federal, state, or local income taxes.

The guidance on accounting for uncertainty in income taxes describes how uncertain tax positions should be recognized, measured, present and disclosed in the Financial Statements. This guidance requires the evaluation of tax positions taken or expected to be taken in in the course of preparing the Company's financial statements to determine whether the tax positions are more likely than not to be realized as a tax benefit or expense in the current year. After-tax interest and penalties as well as the related unrecognized tax benefits are recognized in income tax expense.

As of December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for the current and prior years.

Leases

The Company has a month to month lease with respect to operating facilities. The Company recognizes and measures its leases in accordance with Financial Accounting Standards Board Standards Codification FASB ASC 842, Leases (" Topic 842"). This guidance requires entities to recognize a right-of use asset and a lease liability in the statement of financial condition. The Company has elected an exemption to this guidance for its short-term office leases of less than twelve months and recognizes the lease payments on a straight-line basis over their remaining life.

NOTE 2 -   LOAN

At December 31, 2025, the Company has a short-term loan with HSBC USA in the amount of $4,880,498 with an interest rate of the Secured Overnight Financing Rate plus 2.75%. Interest rate was 6.62% at December 31, 2025. The loan is guaranteed by Parent.

NOTE 3 -   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), and Net Capital requirements of the CFTC Regulation 1.17. The Company has elected the alternative standard which requires the maintenance of minimum net capital equal to the greater of 2% of combined aggregate debit items, as defined, or $250,000. In addition, this Rule may limit the amount of equity capital that can be withdrawn by its members. At December 31, 2025, the Company's minimum net capital required under FINRA Rule 15c3-1 was $250,000 and $45,000 under CFTC Regulation 1.17, respectively. As of December 31, 2025, the Company had regulatory net capital of $747,158, which was $497,158 in excess of its required minimum of $250,000.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK

The Company maintains cash balances at two banks located in the United States. Accounts at banks and institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company's cash deposits exceeded the insured amounts by approximately $5,780,488 as of December 31, 2025.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances and accounts receivable. It is the Company's policy to review, as necessary, the credit standing of its counterparties.

As of December 31, 2025, accounts receivable from one customer accounted for 10% of total accounts receivable balance and the top 5 customers accounted for 26.2% of the total accounts receivable balance.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has receivables from employees totaling $2,425,931, included in employee advances on the statement of financial condition.

The balance consists of loans and advances which have maturities from one year to five years with interest rates ranging from .66% to 5.5%. All loans are current as of December 31, 2025.

There was $11,116,398 in distributions to the Parent in 2025.

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

From time to time, the Company is named in legal actions and proceedings. These actions may seek substantial or indeterminate compensatory as well as punitive damages or injunctive relief. The Company is also subject to governmental or regulatory examinations or investigations. The examinations or investigations could result in adverse judgments, settlements, fines, injunctions, restitutions or other relief. The Company cannot predict the ultimate outcome of such matters. The financial statements include the necessary provisions for losses, if any, that the Company believes are probable and estimable. Furthermore, the Company evaluates whether there exist losses which may be reasonably possible and, if material, makes the necessary disclosures. Such amounts, both those that are probable and those that are reasonably possible, are not considered material to the Company's financial condition, operations, or cash flows.

NOTE 8 - PROPERTY AND EQUIPMENT

The components of property and equipment are:

Property and equipment:

Furniture and fixtures	$ 335,121
Office equipment and software	247,918
Total	583,039
Less accumulated depreciation	(410,816)
	$ 172,223

Note 9 – SEGMENT REPORTING, ASC 280

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations consist of a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported in the Statement of Financial Condition as total assets.

NOTE 10 -   SUBSEQUENT EVENTS

Events subsequent to December 31, 2025 and through April 21, 2026, the date the financial statement were available to be issued, have been evaluated by management. Management has determined there are no material events to report.